Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2025 and 2024

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in millions of US dollars)

		Mar. 31,	Dec. 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$562.6	$541.8
Short-term investments	5	20.0	40.0
Trade and other receivables	6	269.7	235.5
Inventories	7	181.6	197.4
Prepaid expenses and other current assets		15.2	17.4
Other financial assets	8	2.2	15.3
Taxes receivable		1.2	1.1
		1,052.5	1,048.5
Taxes receivable		14.1	12.9
Inventories	7	18.1	16.6
Other financial assets	8	34.1	12.1
Intangibles and other assets	9	43.1	44.3
Property, plant and equipment	10	4,190.3	4,181.4
Deferred tax assets		85.5	102.6
Goodwill		69.3	69.2
		$5,507.0	$5,487.6
Liabilities
Current liabilities
Trade and other payables		$248.6	$270.2
Taxes payable		36.5	100.7
Other liabilities	11	37.2	34.4
Other financial liabilities	12	41.2	38.3
Lease liabilities	13	33.7	30.5
Deferred revenue	15	57.3	63.1
		454.5	537.2
Other financial liabilities	12	122.6	114.4
Lease liabilities	13	41.8	44.3
Long-term debt	14	1,108.7	1,107.5
Deferred revenue	15	290.0	309.1
Pension obligations		4.9	6.2
Other employee benefits		79.2	80.3
Environmental and other provisions	16	317.0	300.8
Deferred tax liabilities		342.0	340.4
		2,760.7	2,840.2
Equity
Share capital	18b	2,641.9	2,641.3
Reserves		16.1	14.3
Retained earnings		(4.8)	(102.4)
Equity attributable to owners of the Company		2,653.2	2,553.2
Non-controlling interest		93.1	94.2
		$5,507.0	$5,487.6
Commitments (note 21)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Unaudited and in millions of US dollars, except per share amounts)

		Three months ended March 31,
	Note	2025	2024
Revenue	4a	$594.9	$525.0
Cost of sales
Mine operating costs		255.5	263.7
Depreciation and amortization	4b	108.1	109.3
		363.6	373.0
Gross profit		231.3	152.0
Selling and administrative expenses		13.7	16.6
Exploration expenses		13.9	12.6
Other expenses	4c	5.2	16.3
Re-evaluation adjustment - environmental provision	16	12.8	(5.3)
Results from operating activities		185.7	111.8
Net interest expense on long term debt	4d	15.9	19.2
Accretion on streaming arrangements	4d	4.4	6.2
Change in fair value of financial instruments	4d	(5.2)	7.0
Other net finance (income) costs	4d	(0.7)	11.6
Net finance expense		14.4	44.0
Income before tax		171.3	67.8
Tax expense	17	72.1	49.3
Net income for the period		$99.2	$18.5

Attributable to:
Owners of the Company		$100.4	$22.3
Non-controlling interest		(1.2)	(3.8)
Net income for the period		$99.2	$18.5

Earnings per share attributable to owners
Basic and diluted		$0.25	$0.06
Weighted average number of common shares outstanding:
Basic	19	394,950,071	350,781,240
Diluted	19	395,708,530	350,970,348

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and in millions of US dollars)

	Three months ended March 31,
	2025	2024
Net income for the period	$99.2	$18.5

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances	0.4	(16.8)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	1.3	3.6
Tax effect	(0.2)	-
	1.1	3.6

Other comprehensive income (loss) net of tax, for the period	1.5	(13.2)
Total comprehensive income for the period	$100.7	$5.3

Attributable to:
Owners of the Company	101.8	11.8
Non-controlling interest	(1.1)	(6.5)

Total comprehensive income for the period	$100.7	$5.3

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in millions of US dollars)

		Three months ended March 31,
	Note	2025	2024
Cash generated from operating activities:
Net income for the period		$99.2	$18.5
Items not affecting cash:
Tax expense	17	72.1	49.3
Depreciation and amortization	4b	108.5	109.8
Share-based compensation	4e	4.0	5.8
Net finance expense	4d	14.4	44.0
Inventory adjustments	7	1.2	-
Amortization of deferred revenue and variable consideration	4a	(29.3)	(23.2)
Pension and other employee benefit payments, net of accruals		3.2	3.2
Amortization of community agreements		1.9	3.0
Re-evaluation adjustment - environmental obligation	16	12.8	(5.3)
Write-down/loss on disposal of PP&E	4c	0.6	9.1
Decommissioning and restoration payments		(0.1)	(0.1)
Other	22a	(7.5)	(2.8)
Taxes paid		(117.5)	(63.8)
Operating cash flow before change in non-cash working capital		163.5	147.5
Change in non-cash working capital	22b	(38.7)	(7.9)
		124.8	139.6
Cash used in investing activities:
Acquisition of property, plant and equipment		(91.4)	(62.4)
Acquisition of intangibles		(1.6)	-
Community agreements		(3.8)	(1.3)
Grants received	10	-	2.4
Purchase of investments	8	(13.8)	-
Proceeds from disposition of property, plant and equipment		0.1	-
Change in restricted cash		0.2	-
Short-term investments	5	20.0	-
Investment income received		6.0	2.4
		(84.3)	(58.9)
Cash used in financing activities:
Repayment of revolving credit facility	14b	-	(10.0)
Interest paid on long-term debt		-	(0.9)
Financing costs		(3.2)	(5.3)
Lease payments	13	(9.1)	(7.8)
Equipment financing payments		(4.3)	(0.9)
Gold prepayment repayments		-	(21.4)
Net payments on settlement of non-QP hedges		(1.8)	-
Net proceeds from exercise of stock options and warrants		0.4	1.3
Dividends paid	18b	(2.8)	(2.6)
		(20.8)	(47.6)
Effect of movement in exchange rates on cash		1.1	1.5
Net increase in cash and cash equivalents		20.8	34.6
Cash and cash equivalents, beginning of the period		541.8	249.8
Cash and cash equivalents, end of the period		$562.6	$284.4

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240.2	$61.3	$(5.4)	$(25.7)	$(173.6)	$2,096.8	$110.0	$2,206.8
Net income	-	-	-	-	22.3	22.3	(3.8)	18.5
Other comprehensive (loss) income	-	-	(14.1)	3.6	-	(10.5)	(2.7)	(13.2)
Total comprehensive (loss) income	-	-	(14.1)	3.6	22.3	11.8	(6.5)	5.3
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2.6)	(2.6)	-	(2.6)
Stock options	-	0.2	-	-	-	0.2	-	0.2
Issuance of shares related to stock options exercised	1.6	(0.3)	-	-	-	1.3	-	1.3
Total contributions by and distributions to owners	1.6	(0.1)	-	-	(2.6)	(1.1)	-	(1.1)
Balance, March 31, 2024	$2,241.8	$61.2	$(19.5)	$(22.1)	$(153.9)	$2,107.5	$103.5	$2,211.0
Net income	-	-	-	-	54.4	54.4	(5.1)	49.3
Other comprehensive (loss) income	-	-	(28.9)	23.3	-	(5.6)	(4.2)	(9.8)
Total comprehensive (loss) income	-	-	(28.9)	23.3	54.4	48.8	(9.3)	39.5
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2.9)	(2.9)	-	(2.9)
Flow-through shares issued, net of share issuance costs (note 18b)	8.6	-	-	-	-	8.6	-	8.6
Shares issued on equity raise, net of share issuance costs	386.2	-	-	-	-	386.2	-	386.2
Stock options	-	1.9	-	-	-	1.9	-	1.9
Issuance of shares related to stock options and warrants exercised	4.7	(1.6)	-	-	-	3.1	-	3.1
Total contributions by and distributions to owners	399.5	0.3	-	-	(2.9)	396.9	-	396.9

Balance, December 31, 2024	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income	-	-	-	-	100.4	100.4	(1.2)	99.2
Other comprehensive income	-	-	0.3	1.1	-	1.4	0.1	1.5
Total comprehensive income (loss)	-	-	0.3	1.1	100.4	101.8	(1.1)	100.7
Contributions by and distributions to owners:
Dividends (note 18b)	-	-	-	-	(2.8)	(2.8)	-	(2.8)
Stock options	-	0.6	-	-	-	0.6	-	0.6
Issuance of shares related to stock options and warrants exercised	0.6	(0.2)	-	-	-	0.4	-	0.4
Total contributions by and distributions to owners	0.6	0.4	-	-	(2.8)	(1.8)	-	(1.8)

Balance, March 31, 2025	$2,641.9	$61.9	$(48.1)	$2.3	$(4.8)	$2,653.2	$93.1	$2,746.3

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three months ended March 31, 2025 and 2024 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at March 31, 2025 included HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason"). As at March 31, 2025, the Company held a 75% interest in Copper Mountain Mine (BC) Ltd. ("CMBC"). Mitsubishi Materials Corporation ("MMC"), an arms-length party, owned the remaining 25% interest in CMBC as at March 31, 2025. On April 30, 2025, Hudbay completed an acquisition of the remaining 25% interest in CMBC and, as a result, the Company directly holds a 100% interest in CMBC (Note 24).

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented in note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of these interim financial statements.

The Board of Directors approved these interim financial statements on May 9, 2025.

(b)  Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS® Accounting Standards requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2024.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

3. New standards

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain 'non-GAAP' measures known as management-defined performance measures. The standard will be effective from January 1, 2027 with early adoption is permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

(b) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

4. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended March 31,
	2025	2024
Copper	$302.3	$285.2
Gold	194.2	178.1
Zinc	14.3	14.9
Silver	14.3	12.2
Molybdenum	20.9	18.2
Other	(0.2)	-
Revenue from contracts	545.8	508.6
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	8.4	16.4
Amortization of deferred revenue - silver	11.0	10.6
Amortization of deferred revenue - variable consideration adjustments - prior periods	9.9	(3.8)
	29.3	23.2
Pricing and volume adjustments [2]	33.8	20.9
	608.9	552.7
Treatment and refining charges	(14.0)	(27.7)
	$594.9	$525.0
[1] See note 15.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 15). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the three months ended March 31, 2025 resulted in an increase in revenue of $9.9 million (March 31, 2024 - decrease in revenue of $3.8 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended March 31,
	2025	2024
Cost of sales	$108.1	$109.3
Selling and administrative expenses	0.4	0.5
	$108.5	$109.8

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

      (c)  Other expenses

	Three months ended March 31,
	2025	2024
Regional costs	$1.5	$1.5
Write-down/loss on disposal of PP&E	0.6	9.1
Amortization of community costs (other assets)	0.6	1.8
Restructuring	0.1	0.9
Care & maintenance - Manitoba	3.4	3.1
Evaluation costs	1.2	0.6
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.9)	(0.7)
Option agreement proceeds (Marubeni)	(1.5)	(0.4)
Other	1.2	0.4
	$5.2	$16.3

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8.1 million is presented as part of write-down of PP&E.

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three months ended March 31, 2025, care & maintenance costs were $3.4 million (three months ended March 31, 2024 - $3.1 million).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

  (d)  Net finance expense

	Three months ended March 31,
	2025	2024
Net interest expense on long-term debt
Net interest expense on long-term debt	$15.9	$19.2
Accretion on streaming arrangements (note 15)
Additions	5.0	6.0
Variable consideration adjustments - prior periods	(0.6)	0.2
	4.4	6.2
Change in fair value of financial instruments
Gold prepayment liability	-	3.5
Unrealized loss on non-quotational pricing hedges	1.1	3.3
Realized loss on non-quotational pricing hedges	1.9	-
Investments	(8.2)	0.2
	(5.2)	7.0
Other net finance (income) costs
Net foreign exchange (gain) loss	(3.1)	4.8
Accretion on community agreements measured at amortized cost	1.3	0.9
Accretion on environmental provisions	2.7	2.7
Accretion on Wheaton refund liability	0.2	0.1
Withholding taxes	-	0.9
Interest on equipment financing and leases	2.3	2.5
Interest income	(5.5)	(2.4)
Other finance expense	1.4	2.1
	(0.7)	11.6
Net finance expense	$14.4	$44.0

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sales, copper costless collars and gold costless collars which are non-quotational pricing ("non-QP") contracts (note 20b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the condensed consolidated interim statements of income.

During the third quarter of 2024, the Company completed the final delivery and the obligation for the gold prepayment liability.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

  (e)  Share-based compensation expense

	Three months ended March 31,
	2025	2024
Cost of sales	$0.6	$0.3
Selling and administrative expenses	3.3	5.3
Other expense	0.1	0.2
	$4.0	$5.8

Share-based compensation expense included within cost of sales, selling and administrative expenses, and other expenses relates to deferred share units, restricted share units, performance shares units and the Company's stock option plan. The decrease in share-based compensation expense during the three months ended March 31, 2025 compared with the same period last year primarily relates to the change in the Company's share price, partially offset by adjustments to the performance based multiplier on certain share units.

5. Short-term investments

Short-term investments include guaranteed investment certificates held with Canadian financial institutions. The Company currently holds a $20.0 million guaranteed investment certificate that matures in June 2025. As at December 31, 2024, the Company held two $20.0 million guaranteed investment certificates that mature in March 2025 and June 2025, respectively.

6. Trade and other receivables

	Mar. 31, 2025	Dec. 31, 2024
Trade receivables	$216.1	$179.1
Statutory receivables	47.8	50.0
Other receivables	5.8	6.4
	$269.7	$235.5

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

7. Inventories

	Mar. 31, 2025	Dec. 31, 2024
Current
Stockpile	$24.0	$26.9
Finished goods	59.9	81.6
Materials and supplies	97.7	88.9
	181.6	197.4
Non-current
Stockpile	3.4	2.2
Low grade stockpile[1]	5.5	5.5
Materials and supplies	9.2	8.9
	18.1	16.6
	$199.7	$214.0
[1]Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $316.4 million for the three months ended March 31, 2025 (three months ended March 31, 2024 - $328.5 million).

During the three months ended March 31, 2025, Hudbay recognized an expense of $1.2 million in cost of sales primarily related to the write-down of the carrying value of certain long term inventory supplies (three months ended March 31, 2024 - $nil)

8. Other financial assets

	Mar. 31, 2025	Dec. 31, 2024
Current
Derivative assets	$1.4	$14.3
Collateral deposit (note 14)	0.6	0.6
Restricted cash	0.2	0.4
	2.2	15.3

Non-current
Investments at fair value through profit or loss	34.1	12.1
	34.1	12.1
	$36.3	$27.4

Investments at fair value through profit or loss increased to $34.1 million as at March 31, 2025, from $12.1 million as at December 31, 2024. The increase primarily relates to the acquisition of 11,852,064 common shares of Arizona Sonoran at a price of C$1.68 per share, for a total investment of $13.8 million. The remainder of the movement is attributable to mark-to-market adjustments recognized during the period.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

9. Intangibles and other assets

Intangibles and other assets of $43.1 million (December 31, 2024 - $44.3 million) includes $36.7 million of other assets (December 31, 2024 - $38.8 million) and $6.4 million of intangibles (December 31, 2024 - $5.5 million).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 12). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 4c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

10. Property, plant and equipment

Mar. 31, 2025	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$104.0	$-	$104.0
Capital works in progress	861.7	-	861.7
Mining properties	2,624.7	(1,315.3)	1,309.4
Plant and equipment	3,397.8	(1,576.1)	1,821.7
Plant and equipment-ROU assets[1]	265.6	(172.1)	93.5
	$7,253.8	$(3,063.5)	$4,190.3

Dec. 31, 2024	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$103.4	$-	$103.4
Capital works in progress	873.3	-	873.3
Mining properties	2,578.3	(1,274.4)	1,303.9
Plant and equipment	3,335.9	(1,524.6)	1,811.3
Plant and equipment - ROU assets[1]	255.1	(165.6)	89.5
	$7,146.0	$(2,964.6)	$4,181.4
[1] Includes $5.3 million of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2024 - $3.8 million related to the Arizona segment).

During the first quarter of 2024, Hudbay received a grant of $2.4 million from the Environment and Climate Change Canada related to the purchase of an electric mining shovel in the third quarter of 2023. The carrying amount of the shovel has been deducted by the amount of the grant received. The grant will be recognized in profit or loss over the life of the shovel as a reduced depreciation expense. There were no significant unfulfilled conditions attached to the grant.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

11. Other liabilities

	Mar. 31, 2025	Dec. 31, 2024

Environmental and other provisions (note 16)	28.2	29.9
Pension obligations	2.5	1.0
Other employee benefits	6.5	3.5
	$37.2	$34.4

12. Other financial liabilities

	Mar. 31, 2025	Dec. 31, 2024
Current
Derivative liabilities	$11.4	$0.3
Equipment financing	17.8	16.3
Agreements with communities recorded at amortized cost	12.0	21.7
	41.2	38.3

Non-current
Equipment financing	59.4	60.4
Agreements with communities recorded at amortized cost	55.8	46.7
Wheaton refund liability	7.4	7.3
	122.6	114.4
	$163.8	$152.7

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

Equipment financing represents agreements that Hudbay has entered into to purchase mining equipment. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2025 and 2032 with interest rates between 2.25% and 7.55% per annum. During the three months ended March 31, 2025, $4.8 million (December 31, 2024 - $71.0 million) of capital additions related to the recognition of property, plant and equipment that has been financed (note 22).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

13. Lease liabilities

Balance, January 1, 2024	$90.3
Additional capitalized leases	25.5
Lease payments	(31.4)
Derecognized leases	(11.5)
Accretion and other movements	1.9
Balance, December 31, 2024	$74.8
Additional capitalized leases	10.2
Lease payments	(9.1)
Derecognized leases	(0.1)
Accretion and other movements	(0.3)
Balance, March 31, 2025	$75.5

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2025	Dec. 31, 2024
Current	$33.7	$30.5
Non-current	41.8	44.3
	$75.5	$74.8

Hudbay has entered into leases which expire between 2025 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended March 31,
	2025	2024
Short-term leases	$2.3	$0.9
Low value leases	0.1	0.1
Variable leases	4.2	6.5
Total	$6.6	$7.5

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

14. Long-term debt

	Mar. 31, 2025	Dec. 31, 2024
Senior unsecured notes (a)	1,111.8	$1,111.1
Senior secured revolving credit facilities (b)	(3.1)	(3.6)
	$1,108.7	$1,107.5

(a) Senior unsecured notes

Balance, January 1, 2024	$1,190.6
Repurchases	(82.6)
Write-down of unamortized transaction costs	0.6
Accretion of transaction costs and premiums	2.5
Balance, December 31, 2024	$1,111.1
Accretion of transaction costs and premiums	0.7
Balance, March 31, 2025	$1,111.8

As at March 31, 2025, $1,117.4 million aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 ("2026 Notes") in an aggregate principal amount of $575.0 million and (ii) a series of 6.125% senior notes due 2029 ("2029 Notes") in an aggregate principal amount of $542.4 million. During the year ended December 31, 2024, the Company repurchased and retired $25.0 million of the 2026 Notes and $57.6 million of the 2029 Notes at a discount. For the year ended December 31, 2024, the discount of $0.7 million was recorded as Other expenses in the condensed consolidated interim statements of income.

Upon the repurchase and retirement of $82.6 million of senior unsecured notes during the year ended December 31, 2024, the unamortized transaction costs related to this principal amount were recorded as a finance expense in the condensed consolidated interim statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which includes CMBC (the Company's 75% owned subsidiary that owns the Copper Mountain mine), and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

On April 30, 2025, upon completion of the previously announced acquisition of MMC's 25% interest in CMBC by Hudbay, CMBC became a guarantor of the senior unsecured notes.

(b) Senior secured revolving credit facilities

Balance, January 1, 2024[1]	$96.9
Repayments	(100.0)
Accretion of transaction costs	2.0
Transaction costs	(2.5)
Balance, December 31, 2024[1]	$(3.6)
Accretion of transaction costs	0.5
Balance, March 31, 2025[1]	$(3.1)
[1] Balance, representing deferred transaction costs, is in an asset position.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper Mountain mine and the Copper World and Mason projects. During 2024, Hudbay repaid $10.0 million under its Canadian revolving credit facility and $90.0 million under the Peruvian revolving credit facility. During the fourth quarter of 2024, the two senior secured revolving credit facilities were extended by three years from October 2025 to November 2028. The newly extended $450.0 million revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor. Hudbay incurred $2.4 million of transactions costs associated with the extension which were deferred and amortized over the new term of the credit facilities.

As at March 31, 2025, there were nil draws under the Canadian and Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at March 31, 2025, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $24.1 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at March 31, 2025, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $18.4 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $45.7 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.0 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had $42.5 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $92.6 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $0.6 million in letters of credit issued with various Canadian financial institutions related to other operating matters. Cash collateral deposit has been posted under these letters of credit (note 8).

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at March 31, 2025, the Manitoba segment had $52.7 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

15. Deferred revenue

Peru Stream Agreement

For the three months ended March 31, 2025, the drawdown rates for the Peru stream agreement for gold and silver were $860 and $15.06 per ounce, respectively (year ended December 31, 2024 - $817 and $14.56 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2024	$418.5
Amortization of deferred revenue
Liability drawdown	(74.3)
Variable consideration adjustments - prior periods	3.8
Accretion on streaming arrangements
Current year additions	24.0
Variable consideration adjustments - prior periods	0.2
Balance, December 31, 2024	$372.2
Amortization of deferred revenue (note 4a)
Liability drawdown	(19.4)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements (note 4d)
Current year-to-date additions	5.0
Variable consideration adjustments - prior periods	(0.6)
Balance, March 31, 2025	$347.3

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $9.9 million and a decrease of finance expense of $0.6 million for the three months ended March 31, 2025 (year ended December 31, 2024 - decrease in revenue of $3.8 million and an increase of finance expense of $0.2 million).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2025	Dec. 31, 2024
Current	$57.3	$63.1
Non-current	290.0	309.1
	$347.3	$372.2

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

16. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2025	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 11)	$6.2	$11.7	$3.6	$2.6	$4.1	$28.2
Non-current	312.4	-	1.9	1.5	1.2	317.0
	$318.6	$11.7	$5.5	$4.1	$5.3	$345.2

Dec. 31, 2024	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 11)	$4.0	$12.3	$6.4	$1.9	$5.3	$29.9
Non-current	292.9	-	3.2	3.6	1.1	300.8
	$296.9	$12.3	$9.6	$5.5	$6.4	$330.7
[1] Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the three months ended March 31, 2025, the Company recorded a non-cash loss of $12.8 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by a decrease in long term, risk-free real discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a loss in the condensed consolidated interim statements of income.

As at March 31, 2025, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.47% to 4.70% per annum (December 31, 2024 - 2.87% to 4.88%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the three months ended March 31, 2024, the Company recorded a non-cash gain of $5.3 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

17. Income and mining taxes

    The tax expense is applicable as follows:

	Three months ended March 31,
	2025	2024
Current
Income tax expense	$34.5	$35.4
Mining tax expense	21.3	12.7
Adjustments in respect of prior years	(1.9)	(0.1)
	53.9	48.0
Deferred
Income tax expense - origination, revaluation and/or reversal of temporary differences	21.4	3.3
Mining tax recovery - origination, revaluation and/or reversal of temporary difference	(2.4)	(2.2)
Adjustments in respect of prior years	(0.8)	0.2
	18.2	1.3
	$72.1	$49.3

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

18. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Three months ended Mar. 31, 2025		Year ended Dec. 31, 2024
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	394,932,374	$2,641.3	350,728,536	$2,240.2
Shares issued on equity raise, net of share issuance costs	-	-	42,366,000	386.2
Flow through shares, net of share issuance costs and implied premium	-	-	968,900	8.6
Exercise of options	56,534	0.5	482,028	3.6
Exercise of warrants	10,164	0.1	386,910	2.7
Balance, end of year	394,999,072	$2,641.9	394,932,374	$2,641.3

During the three months ended March 31, 2025, the Company declared a dividend of C$0.01 per share. The Company paid $2.8 million in dividends on March 21, 2025 to shareholders of record as of March 4, 2025.

On May 24, 2024, the Company closed an equity financing with a syndicate of underwriters ("the Offering"). Pursuant to the Offering, the Underwriters purchased on a bought deal basis from the Company a total of 42,366,000 common shares at a price of $9.50 per Common Shares for aggregate gross proceeds of $402.5 million. Transaction costs related to the Offering were $16.1 million resulting in net proceeds to the Company of $386.4 million. Associated with the Offering were $0.2 million of share issuance costs resulting in net equity raised of $386.2 million.

During the year ended December 31, 2024, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The flow-through share liability was recognized in earnings as eligible expenditures were made. The Company issued 968,900 common shares for proceeds, net of transaction costs, of $11.8 million. The implied premium on the flow-through shares of $3.2 million was recorded as a flow-through share liability. At March 31, 2025, the Company has incurred $4.6M in qualifying expenditures related to this flow-through financing. The flow-through share liability will be recognized in earnings as eligible expenditures are made.

During the year ended December 31, 2024, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.6 million and $2.9 million in dividends on March 22, 2024 and September 20, 2024 to shareholders of record as of March 5, 2024 and September 3, 2024.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

(c) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Mar. 31, 2025		Dec. 31, 2024
	Number of shares subject to option	Weighted-average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,484,107	$7.42	2,182,970	$7.23
Number of units granted	818,036	$10.78	902,874	$7.50
Exercised	(56,534)	$7.63	(482,029)	$6.56
Forfeited	(11,278)	$7.50	(106,850)	$7.62
Expired	-	$-	(12,858)	$10.03
Balance, end of period	3,234,331	$8.27	2,484,107	$7.42

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the period	Mar. 31, 2025	Dec. 31, 2024
Weighted average share price at grant date (CAD)	$10.78	$7.50
Risk-free rate	3.07%	3.49%
Expected dividend yield	0.2%	0.3%
Expected stock price volatility (based on historical volatility)	45.3%	51.4%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$5.39	$4.11

The following table outlines stock options outstanding and exercisable:

Mar. 31, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	361,054	1.91	$3.76	361,054	$3.76
$5.27 - $7.27	612,887	4.91	$6.75	373,048	$6.75
$7.28 - $8.71	829,170	5.86	$7.50	265,424	$7.50
$8.72 - $10.60	613,184	3.49	$10.13	613,184	$10.13
$10.61 - $11.95	818,036	6.89	$10.78	-	$-

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

Dec. 31, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	361,658	2.15	$3.76	361,658	$3.76
$5.27 - $6.90	631,984	5.16	$6.75	152,408	$6.75
$6.91 - $8.71	866,543	6.15	$7.50	-	$-
$8.72 - $10.17	365,988	4.16	$9.92	223,287	$9.92
$10.18 - $10.42	257,934	3.15	$10.42	257,934	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

Warrants

The following table outlines the changes in the number of Hudbay warrants outstanding:

	Mar. 31, 2025		Dec. 31, 2024
	Number of shares subject to warrants	Weighted- average exercise price C$	Number of shares subject to warrants	Weighted average exercise price C$
Balance, beginning of year	70,708	$7.38	457,617	$7.38
Exercised	(10,164)	$7.38	(386,909)	$7.38
Balance, end of period	60,544	$7.38	70,708	$7.38

19. Earnings per share

	Three months ended March 31,
	2025	2024
Weighted average common shares outstanding
Basic	394,950,071	350,781,240
Plus net incremental shares from:
Assumed conversion: stock options	736,024	167,472
Assumed conversion: warrants	22,435	21,636
Diluted weighted average common shares outstanding	395,708,530	350,970,348

The calculation of dilutive weighted-average number of common shares excludes the impact of 126,921 shares for the three months ended March 31, 2025 (three months ended March 31, 2024 - 163,059). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

20. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Mar. 31, 2025		Dec. 31, 2024
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$562.6	$562.6	$541.8	$541.8
Short-term investments[1]	20.0	20.0	40.0	40.0
Collateral deposits[1]	0.6	0.6	0.6	0.6
Restricted cash[1]	0.2	0.2	0.4	0.4
Fair value through profit or loss
Trade and other receivables[2,3]	221.9	221.9	185.5	185.5
Non-hedge derivative assets [4]	1.4	1.4	14.3	14.3
Investments [5]	34.1	34.1	12.1	12.1
Total financial assets	$840.8	$840.8	$794.7	$794.7
Financial liabilities at amortized cost
Trade and other payables1, [2]	$227.9	$227.9	$255.2	$255.2
Agreements with communities [6]	67.7	67.8	70.4	68.4
Wheaton refund liability[9]	11.3	7.4	9.9	7.3
Senior unsecured notes [7]	1,106.3	1,111.8	1,111.6	1,111.1
Senior secured revolving credit facilities[10]	(3.1)	(3.1)	(3.6)	(3.6)
Fair value through profit or loss
Non-hedge derivative liabilities [4]	11.4	11.4	0.3	0.3
Total financial liabilities	$1,421.5	$1,423.2	$1,443.8	$1,438.7
[1] Cash and cash equivalents, short-term investments, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).
[4] Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] These financial liabilities relate to agreements with communities near the Constancia mine in Peru (note 12). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).
[7] Fair value of the senior unsecured notes (note 14a) has been determined using an applicable credit-risk adjusted discount rate (level 3).
[8] Discounted value based on a risk adjusted discount rate.
[9] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 12) and fair value using an applicable credit-risk adjusted discount rate (level 3).
[10] Fair value of the senior secured revolving credit facility is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$181.6	$-	$181.6
Non-hedge derivatives	-	1.4	-	$1.4
Investments	34.1	-	-	34.1
	$34.1	$183.0	$-	$217.1
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11.4	$-	$11.4
Financial liabilities at amortized cost:
Agreements with communities	-	-	67.8	67.8
Wheaton refund liability	-	-	11.3	11.3
Senior unsecured notes	1,106.3	-	-	1,106.3
	$1,106.3	$11.4	$79.1	$1,196.8

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$171.3	$-	171.3
Non-hedge derivatives	-	14.3	-	14.3
Investments	12.1	-	-	12.1
	$12.1	$185.6	$-	$197.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$0.3	$-	$0.3
Financial liabilities at amortized cost:
Agreements with communities	-	-	70.4	70.4
Wheaton refund liability	-	-	9.9	9.9
Senior unsecured notes	1,111.6	-	-	1,111.6
	$1,111.6	$0.3	$80.3	$1,192.2

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2025 and year ended December 31, 2024, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2024.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2025, Hudbay had 57.1 million pounds of net copper swaps outstanding at an effective average price of $4.24/lb and settling from April to August 2025. As at December 31, 2024, Hudbay had 61.7 million pounds of net copper swaps outstanding at an effective average price of $4.19/lb and settling from January to May 2025. The aggregate fair value of the transactions at March 31, 2025 was a liability of $9.2 million (December 31, 2024 - an asset position of $13.7 million).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at March 31, 2025, Hudbay had 9.3 million pounds of net zinc swaps outstanding at an effective average price of $1.31/lb and settling from April to July 2025. As at December 31, 2024, Hudbay had 9.7 million pounds of net zinc swaps outstanding at an effective average price of $1.38/lb and settling from January to April 2025. The aggregate fair value of the transactions at March 31, 2025 was an asset of $0.2 million (December 31, 2024 - an asset position of $0.3 million).

Copper forward sales

As at March 31, 2025, Hudbay had 1.3 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling in April 2025. As at December 31, 2024, Hudbay had 5.3 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from January to April 2025. The aggregate fair value of the transactions at March 31, 2025 was a liability of $0.6 million (December 31, 2024 - a liability position of $0.1 million).

Copper costless collars

As at March 31, 2025, Hudbay had 1.7 million pounds of copper collars outstanding settling in April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. As at December 31, 2024, Hudbay had 6.6 million pounds of copper collars outstanding settling from January to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. The aggregate fair value of the position at March 31, 2025 was a liability of $0.4 million (December 31, 2024 - an asset position of $0.1 million).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

As at March 31, 2025 and December 31, 2024, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2025	Dec. 31, 2024
Copper	pounds (in 000s)	81,955	85,731	4.43	3.96
Gold	troy ounces	38,147	47,075	3,129	2,638
Silver	troy ounces	194,711	238,149	34.55	29.02
Zinc	pounds (in 000s)	10,891	12,102	1.29	1.34

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at March 31, 2025 was an asset position of $24.9 million (December 31, 2024 - a liability position of $13.9 million).

21. Commitments

  Capital commitments

As at March 31, 2025, Hudbay had outstanding capital commitments in Manitoba of approximately $11.2 million of which $10.3 million can be terminated, approximately $13.5 million in British Columbia of which $2.3 million can be terminated, approximately $34.4 million in Peru all of which can be terminated, and approximately $62.2 million in Arizona, primarily related to the Copper World Complex, of which $60.0 million can be terminated.

22. Supplementary cash flow information

(a) Other operating activities:

	Three months ended March 31,
	2025	2024
Share-based compensation paid	$(8.7)	$(2.6)
Restructuring paid	-	(0.2)
Other	1.2	-
	$(7.5)	$(2.8)

(b) Change in non-cash working capital:

	Three months ended March 31,
	2025	2024
Change in:
Trade and other receivables	$(32.4)	$3.9
Other financial assets/liabilities	21.8	(0.2)
Inventories	2.8	5.7
Prepaid expenses	2.2	(8.0)
Trade and other payables	(33.4)	(13.3)
Provisions and other liabilities	0.3	4.0
	$(38.7)	$(7.9)

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

(c) Non-cash transactions:

During the three months ended March 31, 2025, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $5.5 million (March 31, 2024 - a net decrease of $5.9 million), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $10.2 million (March 31, 2024 - $7.8 million) of capital additions related to the recognition of ROU assets and $4.8 million (March 31, 2024 - $7.3 million) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include nil capital additions related to agreements with communities (March 31, 2024 - $1.8 million). Property, plant and equipment includes $0.9 million of deduction for accrued grants related to equipment eligible for credits (March 31, 2024 - nil).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

23. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended March 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$289.7	$224.8	$80.4	$-	$-	$594.9
Cost of sales
Mine operating costs	128.5	72.5	54.5	-	-	255.5
Depreciation and amortization	68.2	23.9	16.0	-	-	108.1
Gross profit	93.0	128.4	9.9	-	-	231.3
Selling and administrative expenses	-	-	-	-	13.7	13.7
Exploration expenses	3.3	10.6	-	-	-	13.9
Other expenses (income)	2.0	2.5	1.7	0.1	(1.1)	5.2
Re-evaluation adjustment - environmental provision	-	12.8	-	-	-	12.8
Results from operating activities	$87.7	$102.5	$8.2	$(0.1)	$(12.6)	$185.7
Net interest expense on long term debt						15.9
Accretion on streaming arrangements						4.4
Change in fair value of financial instruments						(5.2)
Other net finance income						(0.7)
Income before tax						171.3
Tax expense						72.1
Net income for the period						$99.2

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

Three months ended March 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$287.9	$169.2	$67.9	$-	$-	$525.0
Cost of sales
Mine operating costs	128.8	78.0	56.9	-	-	263.7
Depreciation and amortization	71.0	26.6	11.7	-	-	109.3
Gross profit (loss)	88.1	64.6	(0.7)	-	-	152.0
Selling and administrative expenses	-	-	-	-	16.6	16.6
Exploration expenses	2.2	8.5	0.3	-	1.6	12.6
Other expenses	3.2	3.2	1.2	8.2	0.5	16.3
Re-evaluation adjustment - environmental provision	-	(5.3)	-	-	-	(5.3)
Results from operating activities	$82.7	$58.2	$(2.2)	$(8.2)	$(18.7)	$111.8
Net interest expense on long term debt						19.2
Accretion on streaming arrangements						6.2
Change in fair value of financial instruments						7.0
Other net finance costs						11.6
Income before tax						67.8
Tax expense						49.3
Net income for the period						$18.5

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in millions of US dollars, except where otherwise noted) For the three months ended March 31, 2025 and 2024

March 31, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,358.9	$555.5	$1,118.7	$770.5	$703.4	$5,507.0
Total liabilities	882.1	421.5	263.5	15.4	1,178.2	2,760.7
Property, plant and equipment[1]	1,883.8	590.7	914.6	760.2	41.0	4,190.3
Other Non-Current Assets[2]	47.0	18.4	9.0	0.2	0.7	75.3
[1] Included in Corporate and other activities are $27.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,410.0	$547.4	$1,076.0	$757.3	$696.9	$5,487.6
Total liabilities	960.0	421.3	281.9	14.7	1,162.3	2,840.2
Property, plant and equipment[1]	1,897.1	595.1	900.7	747.1	41.4	4,181.4
Other Non-Current Assets[2]	47.8	17.2	8.0	0.2	0.6	73.8
[1] Included in Corporate and other activities is $27.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.

24. Events after reporting period

On April 30, 2025, Hudbay completed the previously announced acquisition of MMC's 25% interest in CMBC (the "Transaction"). As a result of the Transaction, Hudbay now owns 100% of the Copper Mountain mine. The cash consideration of the Transaction consists of:

• $4.5 million on closing date of the Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the Transaction.